EMI

RECEIVED

2007 FEB -6 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

[redacted] 29th January, 2007.

Attn: Filing Desk - Stop 1-4

07020870

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 22nd January 2007, I enclose one copy of each of the following items that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 25th January 2007, confirming that the Credit Suisse companies had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 22nd January 2007, held 31,961,850 shares, being 3.99% of the shares in issue; and,

(b) an announcement, dated 26th January 2007, confirming that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd January 2007, held 33,132,470 shares, being 4.14% of the shares in issue.

Yours faithfully,

PROCESSED

FEB 0 9 2007

THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/19

Regulatory News Service

25th January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Credit Suisse Securities (Europe) Ltd, in a notification dated and received by fax after the close of business on 24th January 2007, that the Credit Suisse companies had decreased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 22nd January 2007, held 31,961,850 shares, being 3.99% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

VIA PR NEWSWIRE DISCLOSE

ER 07/20

Regulatory News Service

26th January, 2007.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Credit Suisse Securities (Europe) Ltd, in a notification dated and received by fax after the close of business on 25th January 2007, that the Credit Suisse companies had increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 23rd January 2007, held 33,132,470 shares, being 4.14% of the shares in issue.

END

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231